[SHIP LOGO VANGUARD /(R)/]

VANGUARD(R) TOTAL INTERNATIONAL STOCK INDEX FUND
SUPPLEMENT TO THE PROSPECTUS DATED FEBRUARY 24, 2006

NEW TARGET INDEX FOR ONE OF THE UNDERLYING FUNDS OF VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND

Vanguard Emerging Markets Stock Index Fund, one of the underlying funds in which Vanguard Total International Stock Index Fund invests, has adopted the Morgan Stanley Capital International/(R)/ (MSCI/(R)/) Emerging Markets Index as its target index, after approval by the Fund's board of trustees. The Fund had been tracking the Select Emerging Markets Index, which was developed exclusively for Vanguard by MSCI and was designed to reduce risk by excluding certain countries because of concerns about illiquidity, repatriation of capital, or entry barriers to those markets. Over time, the former target index was adjusted to reflect changes in the world's markets, adding countries until it came to reflect the broader MSCI Emerging Markets Index, thereby eliminating the advantages of following the Select Emerging Markets Index.

The new index comprises more than 850 issues from 25 emerging markets. Like the previous index, the MSCI Emerging Markets Index measures the performance of stocks issued by companies located in emerging-market countries, so the investment objective and risks described in the Fund's current prospectus have not changed. That said, the new target index could provide different investment returns (either lower or higher) or different levels of volatility from those of the previous index.


The PRIMARY INVESTMENT STRATEGIES TEXT is replaced with the following:


The Fund employs a "passive management"--or indexing--investment approach. The Fund seeks to track the performance of the Total International Composite Index by investing in three other Vanguard funds--Vanguard European Stock Index Fund, Vanguard Pacific Stock Index Fund, and Vanguard Emerging Markets Stock Index Fund. These other funds seek to track the MSCI Europe Index, the MSCI Pacific Index, and the MSCI Emerging Markets Index, which together make up the Total International Composite Index. The Fund allocates all, or substantially all, of its assets among the European Stock Index Fund, the Pacific Stock Index Fund, and the Emerging Markets Stock Index Fund, based on the market capitalizations of European, Pacific, and emerging-market stocks in the Total International Composite Index. For more information about indexing, see "Security Selection" under More on the Funds.

The text describing the Emerging Markets Stock Index Fund in the MARKET EXPOSURE
section is replaced with the following:

The Fund seeks to track the performance of the MSCI Emerging Markets Index, which is made up of approximately 850 common stocks located in 25 emerging markets of Europe, Asia, Africa, and Latin America. The Index is most heavily weighted in South Korea, Taiwan, Brazil, China, and Russia. Emerging markets can be substantially more volatile, and substantially less liquid, than both U.S. and more developed foreign markets. In addition, the small-capitalization stocks in which the Emerging Markets Stock Index Fund typically invests often perform quite differently from the large-cap stocks that dominate the overall stock market. Therefore, the Fund may expose investors to a higher degree of volatility and illiquidity than funds that invest in more developed markets. As of July 31, 2006, the MSCI Emerging Markets Index had an asset-weighted median market capitalization of $10.5 billion. Under normal conditions, the Fund will invest at least 80%, and usually all or substantially all, of its assets in stocks of emerging markets. The depositary receipt for a common stock will be considered to be a common stock for the purposes of meeting this percentage test.


The SECURITY SELECTION section is replaced with the following:

Vanguard Developed Markets and Total International Stock Index Funds use the "fund of funds" method of indexing, meaning that the Funds invest in other index funds that seek to track subsets of a target index. The Total International Stock Index Fund invests in shares of the European, Pacific, and Emerging Markets Stock Index Funds. Likewise, the Developed Markets Index Fund invests in shares of the European and Pacific Stock Index Funds. In seeking to track their target indexes, the European and Pacific Stock Index Funds use the replication method of indexing, meaning that each Fund holds the same stocks as its target index, and in approximately the same proportions. The Emerging Markets Stock Index Fund uses the sampling method of indexing, meaning that the Fund's advisor uses its discretion--based on an analysis that considers liquidity, repatriation of capital, and entry barriers in various markets--to determine whether or not to invest in specific securities.

Although index funds, by their nature, tend to be tax-efficient investment vehicles, the Funds are generally managed without regard to tax ramifications.





Vanguard and the ship logo are trademarks of The Vanguard Group, Inc. The funds or securities referred to herein that are offered by The Vanguard Group and track an MSCI index are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such funds or securities. For such funds or securities, the Statement of Additional Information contains a more detailed description of the limited relationship MSCI has with The Vanguard Group.

(C)2006 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                      PS113 082006